July 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance, Office of Life Sciences,
Courtney L. Lindsay II and Joe McCann

Re:	InspireMD, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) Filed: July 2, 2020 File No. 001-35731

Dear Messrs. Lindsay and McCann:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated July 14, 2020 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the numbered comment.

Preliminary Proxy Statement on Schedule 14A

Proposal 3: Approval of an Amendment to Our Certificate of Incorporation to Increase the

Number of Authorized Shares of Common Stock, page 40

1.	Please disclose whether you have any current plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if this proposal is approved.

Response: The Company advises the Staff that it does not have any current plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if Proposal 3 is approved. In response to the comment, the Company will add disclosure in Proposal 3, on page 40 of the proxy statement. We have provided, immediately below, the exact language that the Company plans to add to the background discussion for Proposal 3. For the Staff’s ease of reference, we have included below the existing text in Proposal 3 immediately before where the new text will appear, and we have bolded and underlined just the new text:

Page 40, under the heading “Reasons for the Increase in the Number of Authorized Shares”

“Our board of directors is recommending the proposed increase in the authorized number of shares of common stock for the primary purpose of providing the Company with appropriate flexibility to issue shares in the future on a timely basis in the event that the board of directors determines that it is necessary or appropriate to (i) raise additional capital through the sale of equity securities, (ii) enter into strategic business transactions, (iii) provide equity incentives to directors, officers and employees pursuant to equity compensation plans or (iv) further other corporate purposes. The availability of additional shares of common stock is particularly important in the event that the board of directors needs to undertake any of the foregoing actions on an expedited basis, as market conditions permit and favorable financing and business opportunities become available, and thus without the potential delay and expense associated with convening a special stockholders’ meeting. As such, in considering and planning for our current and future corporate needs, our board of directors believes that the current number of authorized and unreserved shares of common stock available for issuance is inadequate.

Notwithstanding the foregoing rationales for approving the increase in the authorized number of shares of our common stock, at the present time, we have no specific plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if this Proposal 3 is approved.”

In accordance with the request conveyed by our legal counsel, Jonathan M. Nathan, Esq. of Meitar Law Offices to Mr. Lindsay in their telephone call on July 14, 2020, we would appreciate very much if we are able to maintain the current timetable for the Company’s annual meeting of stockholders, which is scheduled to take place on August 31, 2020. Accordingly, if the additional disclosure that we have suggested above adequately addresses the Staff’s comment, and if the Staff has no further comments, we would greatly appreciate if the Staff could please confirm to us as soon as practicable in response to this letter that we may proceed directly to filing our Definitive Proxy Statement on Schedule 14A, which will contain the additional disclosure set forth above.

If you have any questions regarding the foregoing or if you prefer to provide the foregoing requested confirmation via telephone or email, please contact Mr. Nathan at 011-972-52-312-5574 or jonathann@meitar.com, or Mr. David S. Glatt, Esq. (also a partner at Meitar Law Offices) at 011-972-52-839-0171 or dglatt@meitar.com.

Sincerely,

/s/ Craig Shore
Craig Shore Chief Financial Officer

cc:	David S. Glatt, Esq., Meitar | Law Offices
Jonathan M. Nathan, Esq., Meitar | Law Offices